BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

May 2, 2017

VIA EDGAR

Karen Rossotto, Senior Counsel – Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Triton Pacific Investment Corporation, Inc. File Nos. 333-206730

Dear Ms. Rossotto:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File No. 333-206730) filed on April 3, 2017 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Post-Effective Amendment No. 4 to its Registration Statement on Form N-2 (“Amendment 4”). For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.       On the cover page of the Registration Statement, in the second paragraph and throughout the filing, please clarify what is meant by the “offering period.”

Response: The Company has made the requested revisions.

2.       Please confirm whether you still intend to submit an application for an exemptive order to permit you to offer additional classes of common stock.

Response: It is still the Company’s intention to submit an application to the SEC for an exemptive order to allow it to sell more than one class of its shares.

3.       On the cover page of the Registration Statement, in the third paragraph, does the Company still intend to offer Class T Shares? Which of the Class A or Class T shares will have a lower sales charge? Please update the cover page disclosure to include information describing the differences between the share classes.

Response: The Company intends to offer Class T Shares if and when it obtains exemptive relief from the SEC enabling it to sell more than one class of shares. As is stated in the Registration Statement, the Company has not yet submitted an application for exemptive relief. The Class T shares have a lower upfront sales load. The Company has made the requested disclosure on the cover page of the Company’s prospectus included in Amendment 4.

Karen Rossotto

Securities and Exchange Commission

May 2, 2017

4.       On the cover page of the Registration Statement, reference is made to the bulleted information. Please confirm or update the accuracy of the first and last bullets. Please define the “Offering period” in the third bullet consistently with other disclosures in the registration statement.

Response: The Company confirms that the first and last bullet points contained on the cover page of the prospectus continue to be accurate. The Company has made the requested revisions concerning the term “offering period.”

5.       On Page i of the Registration Statement in the last paragraph, please clarify the meaning of “gross proceeds” as it relates to the sales charges for the Class A Shares. Please clarify that the reference to “these fees” includes the Class A sales charges. Consider revising the remainder of the paragraph related to detailed Class T disclosures.

Response: The Company has made the requested revisions.

6.       On Page 3 of the Registration Statement under Risk Factors, consider whether disclosure in the second bullet is still appropriate now that the Company has been operating for three years. Please move the disclosure in the third bullet, as it is not a risk factor. In the fifth bullet, please revise “amount of any distributions” to “amount of distributions, if any,”.

Response: The Company has made the requested revisions.

7.       On page 4 of the Registration Statement, please provide examples of the nature of any “significant delays,” especially delays of three months or more.

Response: The Company has made the requested revisions.

8.       On page 5 of the Registration Statement, consider updating the second bullet.

Response: The Company has made the requested revisions.

9.       On page 5 of the Registration Statement, under Our Market Opportunity, please clarify EBITDA targets to disclose current EBITDA ranges.

Response: The Company to date has only made two private equity investments and both portfolio companies were generally in the EBITDA range listed in the prospectus. The Company anticipates that it will continue to make private equity investments in companies with EBITDA in this range as its assets under management continues to increase.

Karen Rossotto

Securities and Exchange Commission

May 2, 2017

10.       On page 7 of the Registration Statement, please confirm whether the fund is making these investments and consider whether this disclosure should be part of the strategy description.

Response: The Company has made the requested revisions.

11.       On page 8 of the Registration Statement with respect to the Co-Investment Application, please supplementally respond regarding the status of the application.

Response: The Company’s application for co-investment relief is currently under review by the staff of the SEC.

12.       On page 11 of the Registration Statement, please provide additional disclosure regarding the Company’s “Operating Partners.”

Response: The Company has made the requested disclosure.

13.       On page 11 of the Registration Statement, in the first paragraph under Multiple Share Classes, please update this information as appropriate.

Response: To date, the Company has not submitted an application for exemptiverelief but it is still the Company’s intention to submit an application to the SEC for an exemptive order to allow it to sell more than one class of its shares.

14.       On page 12 of the Registration Statement under Compensation of the Dealer Manager and Selected Broker Dealers, please revise “is expected to be reallowed” into Plain English.

Response: The Company has made the requested revisions.

15.       On page 14 of the Registration Statement in the first paragraph under Estimated Use of Proceeds, please disclose current information related to actual sales.

Response: The Company has made the requested revisions.

16.       On page 15 of the Registration Statement in the carryover sentence at the top of the page, please supplementally confirm that the Company will not make any investment that presents risks that are not disclosed in the Registration Statement.

Response: The Company confirms that it will not make any investment that presents risks that are not disclosed in its Registration Statement.

17.       On page 15 of the Registration Statement in the table, please consider revising down the $300 million maximum examples for Class A and Class T shares.

Response: The Company will consider the staff’s comment on a going forward basis.

Karen Rossotto

Securities and Exchange Commission

May 2, 2017

18.       On page 16 of the Registration Statement in the first paragraph under Share Repurchase Program, please update the disclosure to reflect that the share repurchase program is operational.

Response: The Company has made the requested revision.

19.       On bottom of page 16 of the Registration Statement in the fourth paragraph under Share Repurchase Program, please revise “even if we underperform” to read “regardless of how we perform.”

Response: The Company has made the requested revision.

20.       On page 17 of the Registration Statement, please consider incorporating the disclosure under the table in the table itself.

Response: The Company has made the requested revision.

21.       On page 17 of the Registration Statement in paragraph 2 under Liquidity Strategy, please update the references to the share repurchase program and completion of the offering.

Response: The Company has made the requested revisions.

22.       On page 17 of the Registration Statement in paragraph 2 under Liquidity Strategy, please clarify earlier and throughout the Registration Statement that the offering period may be extended, and also clarify that the Company has already extended the offering period and disclose how many times.

Response: The Company has made the requested revisions.

23.       On page 28 of the Registration Statement in the Q&A regarding the experience of the Company’s advisers, please disclose that the advisers do not have any prior experience managing a BDC or RIC.

Response: The Company has made the requested revision.

24.       On page 28 of the Registration Statement in the Q&A “How long will the offering last?” please revise this disclosure and clarify that the offering will be extended indefinitely.

Response: The Company has made the requested revisions.

25.       On page 34 of the Registration Statement in the paragraph beginning “If we issue preferred stock,…” please clarify the Company’s intent with respect to such issuances and if none please disclose.

Response: The Company has made the requested revisions.

Karen Rossotto

Securities and Exchange Commission

May 2, 2017

26.       On page 35 of the Registration Statement, please consider deleting the second full paragraph.

Response: The Company will consider the staff’s comment on a going forward basis.

27.       On page 41 of the Registration Statement, the reference to obligations of distressed and bankrupt issuers and discounts in the second risk factor on the page should be included under Strategy.

Response: The Company has made the requested revisions.

28.       On page 49 of the Registration Statement in the first line, please revise the sentence to state “if a market for our stock is established …”

Response: The Company has made the requested revision.

29.       On page 50 of the Registration Statement in the first risk factor, the concept in the second sentence should be moved to front of the Registration Statement.

Response: The Company has made the requested revision.

30.       On page 96 of the Registration Statement, other directorships appear to be missing in the chart. Please revise.

Response. The Company has made the requested revisions.

31.       On page 147 of the Registration Statement, under Share Redemption Program please update the disclosure regarding the operational status of the program.

Response: The Company has made the requested revision.

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.